UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report

Pursuant to Regulation A of the Securities Act of 1933

October 25, 2021

Date of Report: (Date of earliest event reported)

MASTERWORKS 081, LLC

(Exact name of issuer as specified in its charter)

Delaware	87-2535213
State of other jurisdiction of	(I.R.S. Employer
incorporation or organization	Identification No.)

53 BEACH STREET, 2ND FLOOR, NEW YORK, NY 10013

(Full mailing address of principal executive offices)

(203) 518-5172

(Issuer’s telephone number, including area code)

www.masterworks.io

(Issuer’s website)

Class A Ordinary Shares*

(Securities issued pursuant to Regulation A)

*No shares have been issued as of the date of this current report

Item 9. Other Events

On October 25, 2021, Masterworks 081, LLC (the “Company”) and Masterworks Investor Services, LLC (“MIS”) entered into an amended and restated engagement letter and agreement among co-managers with Independent Brokerage Solutions LLC (“Indiebrokers”) and Arete Wealth Management, LLC, which amends and replaces the engagement letter between the Company, MIS and Indiebrokers dated September 22, 2021. A copy of the Amended and Restated Engagement Letter is attached to this Form 1-U as Exhibit 1.1.

Exhibit Index

Exhibit No.	Description of Exhibit

1.1	Form of Amended and Restated Engagement Letter and Agreement Among Co-Managers

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MASTERWORKS 081, LLC

	By:	/s/ Joshua B. Goldstein
	Name:	Joshua B. Goldstein
	Title:	General Counsel

Date: October 25, 2021